[Helicos Letterhead]

April 27, 2009

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4561

Attention:  Jeffrey P. Riedler

Re:                            Helicos BioSciences Corporation
Registration Statement on Form S-3 Filed January 22, 2009
Amendment No. 1 to Registration Statement on Form S-3 Filed February 13, 2009
Amendment No. 2 to Registration Statement on Form S-3 Filed April 9, 2009
Amendment No. 3 to Registration Statement on Form S-3 Filed April 24, 2009
File No. 333-156885

Ladies and Gentlemen:

The undersigned registrant hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective at 5:00 p.m. (Eastern time) on Tuesday, April 28, 2009, or as soon as practicable thereafter.

Pursuant to the Commission’s letter dated February 2, 2009 regarding the Registration Statement, the undersigned registrant further acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Helicos BioSciences Corporation

By:	/s/ Ronald A. Lowy
Ronald A. Lowy
Chief Executive Officer

cc:                                Mark C. Solakian

Helicos BioSciences Corporation

Stuart M. Cable

Goodwin Procter LLP

James A. Matarese

Goodwin Procter LLP